

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Mr. Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

> **Re: Guess?, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 28, 2014**
> **File No. 001-11893**

Dear Mr. Reddy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparable Store Sales, page 32

1.   For the purpose of further clarifying your omni-channel strategy, expand your definition in future filings to define e-commerce sales addressing sales that originate online that may be picked up at stores, store sales that may be delivered later to a customer and catalog sales. Please provide us with an example of the proposed definition.

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Statements of Cash Flows, page F-7

2.   We note that in the fourth quarter earnings conference call you discuss receiving a one-time cash inflow of approximately $57 million related to a refund of multi-year VAP credits and a key money payment. Please tell us the underlying nature of these two transactions, how they are reflected in the cash flow statement, if at all, and the basis for your accounting treatment.

Note 17. Segment Information, page F-34

3.   We note you have identified the North American Retail and North American Wholesale segments and the European wholesale and European retail components as separate reporting units for goodwill impairment testing since you determined that each has different economic characteristics. We also note that you identified separate reportable segments for your North American retail and wholesale businesses, whereas you have not identified separate reportable segments for your European business components in spite of the fact you determined they have different economic characteristics. Please clarify and provide the guidance that supports your analysis that the retail and wholesale components of the Europe segment should be presented as a single reportable segment while the North American Retail and Wholesale segments are presented as separate reportable segments. As part of your response, please identify for us your chief operating decision maker ("CODM") and provide us with your organizational structure that identifies the segment managers reporting to the CODM.

Form 10-Q for the Fiscal Quarter Ended May 3, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

North American Retail, page 27

4.   We note this quarter the Company began reporting a comparable store sales measure that includes revenue from U.S. and Canadian retail stores and e-commerce sites. Your analysis of the North American Retail segment discloses that the comparable store sales measure nets the effects of a decrease in comparable store sales with an increase from e-commerce site sales. To the extent material, please expand future disclosures to separately quantify, in dollar terms, e-commerce site sales from store sales and clearly identify any of the factors that you attribute to material changes within revenue and operating margins. Please provide us with the draft disclosures you propose to include in future filings. See Item 303(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining